UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MediCor Ltd.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

58470M 10 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1. Nikki M. Pomeroy Trustee of The Pomeroy Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. Nikki M. Pomeroy –United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. Nikki M. Pomeroy Trustee of the Pomeroy Living Trust-170,509

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. Nikki M. Pomeroy Trustee of the Pomeroy Living Trust-170,509

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. Nikki M. Pomeroy Trustee of the Pomeroy Living Trust-170,509

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.44%

12.	Type of Reporting Person (See Instructions) 1. Nikki M. Pomeroy Trustee of the Pomeroy Living Trust-Trust of which Ms. Pomeroy is the sole Trustee

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2. Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 2. Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2. Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA – 166,435

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2. Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA – 166,435

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2. Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA – 166,435

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.92%

12.	Type of Reporting Person (See Instructions) 2. Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA IRA of which Ms. Pomeroy is the sole beneficiary.

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 3. Kingdom Investment LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 3. Kingdom Investment LLC-Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3. Kingdom Investment LLC-1,234,301

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3. Kingdom Investment LLC-1,234,301

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3. Kingdom Investment LLC-1,234,301

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82%

12.	Type of Reporting Person (See Instructions) 3. Kingdom Investment LLC-Limited Liability Company of which Ms. Pomeroy is the controlling owner and General Manager

Item 1.
	(a)	Name of Issuer MediCor Ltd. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4560 S. Decatur Blvd, Suite 300, Las Vegas, Nevada 89103

Item 2.
(a)

Name of Person Filing
This Statement is being filed by and on behalf of Nikki Pomeroy Trustee of the Pomeroy Living Trust ("Trust"), Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA ("IRA") and Kingdom Investment LLC (“KILLC”) ("Ms. Pomeroy” and, together with Trust, IRA and KILLC are collectively the "Reporting Persons"). Ms. Pomeroy is the sole Trustee of the Trust, the sole beneficiary of the IRA and the controlling owner and general manager of KILLC.

	(b)	Address of Principal Business Office or, if none, Residence The business address of each of the Reporting Persons is 4560 S. Decatur Blvd, Suite 201, Las Vegas, NV 89103.
	(c)	Citizenship KILLC is a Delaware limited liability company. Trust is a California Living Trust. Ms. Pomeroy is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, $.001 par value per share.
	(e)	CUSIP Number 58470M 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages set forth in this Item 4 are based on there being 17,604,113 shares of Common Stock outstanding as of February 12, 2004 as disclosed in MediCor Ld.’s Form 10-QSB filed on Febuary 12, 2004 for the quarterly period ended December 31, 2003.

(a) Amount beneficially owned: 1,571,244
(b) Percent of class: 8.67%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,571,244
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 1,571,244
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

Charles Schwab Custodian FBO Nikki Pomeroy SEP-IRA

/s/ Nikki M. Pomeroy
Signature
Title: Sole Beneficiary

Kingdom Investment LLC

/s/ Nikki M. Pomeroy
Signature
Title: General Manager & Controlling Owner

The Pomeroy Living Trust

/s/ Nikki M. Pomeroy
Signature
Title: Trustee

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  February 14, 2005

KINGDOM INVESTMENT LLC

By:
Its: General Manager

By:	/s/ Nikki M. Pomeroy
Name: Nikki M. Pomeroy
Title: General Manager & Controlling Owner

THE POMEROY LIVING TRUST

By:
Its: Trustee

By:	/s/ Nikki M. Pomeroy
Name: Nikki M. Pomeroy
Title: Trustee

CHARLES SCHWAB CUSTODIAN FBO NIKKI POMEROY SEP-IRA

By:
Its: Sole Beneficiary

By:	/s/ Nikki M. Pomeroy
Name: Nikki M. Pomeroy
Title: Sole Beneficiary